

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Keith G. Larsen
Chief Executive Officer
U.S. Energy Corp
877 North 8th West
Riverton, Wyoming 82501

**Re: U.S. Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 0-06814**

Dear Mr. Larsen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director